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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               BERTUCCI'S, INC.
                      (NAME OF SUBJECT COMPANY [ISSUER])

                            NERC ACQUISITION CORP.
                         A WHOLLY-OWNED SUBSIDIARY OF
                          NE RESTAURANT COMPANY, INC.
                                   (BIDDER)

                   COMMON STOCK, PAR VALUE $0.005 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  086063 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DENNIS PEDRA
                                   PRESIDENT
                          NE RESTAURANT COMPANY, INC.
                               80A TURNPIKE ROAD
                       WESTBOROUGH, MASSACHUSETTS 01581
                                (508) 870-9200
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                WITH A COPY TO:

                           DAVID L. FINKELMAN, ESQ.
                         STROOCK & STROOCK & LAVAN LLP
                                180 MAIDEN LANE
                         NEW YORK, NEW YORK 10038-4982
                                (212) 806-5400

                           CALCULATION OF FILING FEE

    Transaction valuation: $92,731,758*       Amount of filing fee:
--------                                      $18,546.36**
 * For purposes of calculating the filing fee only. This amount assumes the purchase of (i) 8,478,621 outstanding shares of Common Stock, par value $0.005 per share (the "Shares") of Issuer and (ii) 352,975 Shares issuable pursuant to outstanding stock options, in each case at a purchase price of $10.50 per Share, net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the shares to be purchased.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: Not applicable.   Filing Party: Not applicable.
    Form or Registration No.: Not applicable. Date Filed: Not applicable.

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 CUSIP NO. 086063 10 4

                                     14D-1


 1.
  Name of Reporting Persons S.S. or I.R.S.
  Identification No. of Above Persons:

  NERC Acquisition Corp.*
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds
     BK, OO, AF
--------------------------------------------------------------------------------

 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
     [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
     Massachusetts
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
     None
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 8.
  Check if the Aggregate Amount in Row 7 Excludes
  Certain Shares
     [X]
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row 7
     0%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
     CO

  * Has not yet received I.R.S. Identification No.

 CUSIP NO. 086063 10 4

                                     14D-1


 1.
  Name of Reporting Persons S.S. or I.R.S.
  Identification No. of Above Persons:

  NE Restaurant Company, Inc. (I.R.S. Identification No.
  06-1311266)
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 2.
  Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds
     BK, OO, AF
--------------------------------------------------------------------------------

 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)
     [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
     430,000 Shares
--------------------------------------------------------------------------------

 8.
  Check if the Aggregate Amount in Row 7 Excludes
  Certain Shares
     [_]
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row 7
     4.8%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
     CO

  This Tender Offer Statement on Schedule 14D-1 (the "Statement"), relates to the offer by NERC Acquisition Corp. ("Purchaser"), a Massachusetts corporation and a wholly-owned subsidiary of NE Restaurant Company, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.005 per share (the "Shares"), of Bertucci's, Inc., a Massachusetts corporation (the "Company"), at a purchase price of $10.50 per Share, net to the seller in cash, without interest thereon.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Bertucci's, Inc., a Massachusetts corporation. The address of the Company's principal executive offices is 14 Audubon Road, Wakefield, Massachusetts 01880.

  (b) The information set forth in the "Introduction" of the Offer to Purchase annexed hereto as Exhibit (a)(1) (the "Offer to Purchase") is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

  (e) and (f) During the last five years, neither Purchaser nor Parent, nor, to the best knowledge of Purchaser and Parent, any persons controlling Purchaser or Parent, or any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in the Introduction and Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction and Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer and the Merger; The Merger Agreement; Other Agreements; Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase and the Consolidated Financial Statements of Parent attached hereto as Exhibit (g) are incorporated herein by reference.

  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b)-(c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration") and
Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated May 20, 1998.

   (2) Letter of Transmittal.

   (3) Notice of Guaranteed Delivery.

   (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

   (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

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   (6) Guidelines for Certification of Taxpayer Identification Number on
     Substitute Form W-9.

   (7) Summary Advertisement as published on May 20, 1998.

   (8) Text of Press Release issued by the Company and Parent dated May 14,
     1998.

   (9) Text of Press Release issued by Parent dated May 20, 1998.

  (b) Not applicable.

  (c)(1) Agreement and Plan of Merger, dated as of May 13, 1998, by and among the Company, Parent and Purchaser.

   (2) Tender and Voting Agreement, dated as of May 13, 1998, by and among Parent, Purchaser and Joseph Crugnale.

   (3) Litigation Settlement Agreement, dated as of May 13, 1998, by and among the Company, Parent, Purchaser, Ten Ideas, Inc., Ten Ideas Acquisition Corp. and Joseph Crugnale.

   (4) Confidentiality Agreement, dated as of April 6, 1998, by and between Parent and the Company.

  (d) Not applicable.

  (e) Not applicable.

  (f) None.

  (g) Consolidated Financial Statements of Parent.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          NE Restaurant Company, Inc.


Dated: May 20, 1998                                /s/ Paul V. Hoagland
                                          By: _________________________________
                                                     PAUL V. HOAGLAND
                                                 EXECUTIVE VICE PRESIDENT

                                          NERC Acquisition Corp.

                                                   /s/ Paul V. Hoagland
                                          By: _________________________________
                                                     PAUL V. HOAGLAND
                                                 EXECUTIVE VICE PRESIDENT

                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
   (a)(1)    Offer to Purchase, dated May 20, 1998.
   (a)(2)    Letter of Transmittal.
   (a)(3)    Notice of Guaranteed Delivery.
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             other Nominees.
   (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and other Nominees.
   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
   (a)(7)    Summary Advertisement as published on May 20, 1998.
   (a)(8)    Text of Press Release issued by the Company and Parent dated May
             14, 1998.
   (a)(9)    Text of Press Release issued by Parent dated May 20, 1998.
   (c)(1)    Agreement and Plan of Merger, dated as of May 13, 1998, by and among the Company, Parent and Purchaser.
   (c)(2)    Tender and Voting Agreement, dated as of May 13, 1998, by and among Parent, Purchaser and Joseph Crugnale.
   (c)(3)    Litigation Settlement Agreement, dated as of May 13, 1998, by and among the Company, Parent, Purchaser, Ten Ideas, Inc., Ten Ideas
             Acquisition Corp. and Joseph Crugnale.
   (c)(4)    Confidentiality Agreement, dated as of April 6, 1998, by and between Parent and the Company.
   (g)       Consolidated Financial Statements of Parent.